

Mail Stop 3720

December 7, 2006

Dean Valentino
President
Famous Uncle Al's Hot Dogs & Grille, Inc.
100 Mill Plain Road
Danbury, CT 06811

> **Re: Famous Uncle Al's Hot Dogs & Grille, Inc.**
> **Amendment No. 3 to Form SB-2**
> **Filed November 30, 2006**
> **File No. 333-132948**

Dear Mr. Valentino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1.   Please include page numbers that correspond to your table of contents.

Prospectus Summary

2.   Please update your summary financial data to present information as of September 30, 2006.

Management's Discussion and Analysis

3.   We note your response to our prior comment 10 in our September 22, 2006 letter but do not see the revised disclosure in the prospectus. Please advise us in your response letter about the location of the revised disclosure, or disclose in management's discussion and analysis your expected reporting and other costs related to your being a public company and how you expect to satisfy the new costs.

Famous Uncle Al's Hot Dogs, Inc.

Financial Statements

Statement of Cash Flows

4.   We note that you recorded payments made on notes payable of $99,167 as an
        inflow of cash during the year ended December 31, 2004. Please describe this
        transaction in more detail.

Famous Uncle Al's Hot Dogs and Grille, Inc.

Financial Statements

5.   We note your response to prior comment 14. It is still unclear to us whether there
        was a change in control as a result of the assignment and settlement agreement.
        Tell us who owned Famous Food Group, Inc. prior to the agreement and each
        owner's ownership percentage. In addition, tell us whether any of the four
        individuals that collectively owned 60.71% of the outstanding common stock of
        Famous Uncle Al's Hot Dogs & Grille, Inc. had a direct or indirect ownership
        interest in Famous Uncle Al's Hot Dogs, Inc.

6.   We note your response to prior comment 15. It is unclear to us why you removed
        the audited financial statements of Famous Uncle Al's Hot Dogs and Grille, Inc.
        as of December 31, 2005. These financial statements should be presented in
        addition to the predecessor financial statements of Famous Uncle Al's Hot Dogs,
        Inc. that you have now included. Please revise to include your financial
        statements for the period from inception through December 31, 2005.

        In addition, we will defer our evaluation of comments 16 and 17 until you have
        provided the audited financial statements of Uncle Al's Hot dogs and Grille, Inc.
        as of December 31, 2005.

Note 2 – Purchase of Assets

7.   We note your response to prior comment 18. In light of the significant amount of
        goodwill recorded and your obligation to test this goodwill for impairment, please
        expand your disclosure of your goodwill impairment testing policy to describe
        this test and its requirements in more detail.

Interim Financial Statements

Statements of Operations

8.   We note your response to prior comment 20. It is still unclear to us whether you are recording your revenues on a gross or net basis. Tell us whether you classify the royalties that you pay to Al Stein and your regional developers as expenses or reductions of revenues.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                Michele Anderson
                                                Legal Branch Chief

cc: via facsimile (918) 336-3152
        John Heskett, Esq.